IMPORTANT NOTICE REGARDING CHANGE IN INVESTMENT POLICY

Prospectus Supplement

PUTNAM U.S. GOVERNMENT INCOME TRUST

Effective March 31, 2006, the fund policy of investing its assets exclusively in U.S. government securities and repurchase agreements and forward commitments relating to these investments will be replaced by a policy requiring the fund, under normal circumstances, to invest at least 80% of the fund net assets in U.S. government securities and repurchase agreements and forward commitments relating to these investments. The fund will be able to invest up to 20% of its net assets in mortgage-backed and other asset-backed securities of private (non-governmental) issuers rated AAA or its equivalent at the time of purchase by a nationally recognized securities ratings agency, or, if unrated, that we determine to be of comparable quality.

Asset-backed securities, which are subject to risks similar to those of mortgage-backed securities, are also structured like mortgage-backed securities, but instead of mortgage loans or interests in mortgage loans, the underlying assets may include such items as motor vehicle installment sales or installment loan contracts, leases of various types of real and personal property and receivables from credit card agreements.